787 Seventh Avenue New York, NY 10009 Tel: 212-728-8000 Fax: 212-728-9000

March 18, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

    (Securities Act File No. 333-92935 and

    Investment Company Act File No. 811-09729)

    Post-Effective Amendment No. 1,064

Dear Ms. Cole:

This letter responds to your comments with respect to iShares Yield Optimized Bond ETF (f/k/a iShares U.S. Bond Market Yield Optimized Bond ETF) (the “Fund”), a series of the Trust, to register shares under the Securities Act of 1933 and Investment Company Act of 1940.

The comments were provided in a telephone conversation on February 6, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: In the Principal Investment Strategies section, if possible, please clarify the overall maturity range expected for the Fund (for example, short, medium or long term).

Response: As disclosed in the prospectus, the Fund’s Underlying Index is comprised of several different underlying funds (the “Underlying Funds”), each tracking its own index, that are rebalanced periodically. The Fund periodically will have exposure to short-term, intermediate and long-term bonds along with floating rate bonds and other fixed income securities. As stated in the prospectus, the Fund’s allocation to these securities will vary over time as the Underlying Index is rebalanced in seeking to provide relatively high risk adjusted income on a consistent basis. Consequently, the composition of Underlying Funds held by the Fund, and accordingly the maturities of the fixed income securities represented by the Fund’s portfolio through its investments in those Underlying Funds, will change periodically. As a result, the Fund believes it is more appropriate to describe the types of securities that will comprise its portfolio rather than state a maturity range that will periodically change.

Comment 2: If the Underlying Index is currently concentrated, please disclose the Underlying Index’s concentration.

Response: The Underlying Index may become concentrated from time to time. As disclosed in the Prospectus, the Fund’s investments may be concentrated in a particular industry to the extent the Underlying Index is concentrated. The Fund believes it is more appropriate to disclose the potential of the Underlying Index to become concentrated rather than state a particular industry concentration that may become stale as the Underlying Index is periodically rebalanced. We note that the Fund will publish its current portfolio holdings on the iShares website, allowing investors to assess information regarding the Fund’s investments, including potential concentration in particular industries.

Comment 3: The Fund has Sovereign Obligations Risk as a Principal Risk, which suggests that investing in foreign issuers may be a principal investment strategy for the Fund. If that is correct, please add appropriate disclosure to the Principal Investment Strategies section. In addition, please clarify why there is a reference to non-U.S. securities, given that the Underlying Index is the Morningstar U.S. Bond Market Yield-Optimized Index.

Response: The Trust has revised the Principal Investment Strategies section to clarify that the components of the Underlying Index may include securities issued by sovereign entities. In regard to the reference to non-U.S. securities, the Fund generally invests at least 90% of its assets in securities of the Underlying Index, which is designed to provide exposure to the U.S. dollar denominated bond market. The U.S. dollar denominated bond market includes securities of publicly-issued debt of non-U.S. issuers. As a result, the Trust respectfully submits that it is appropriate to disclose the potential of the Fund to invest, directly or through one or more Underlying Funds, in non-U.S. securities.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer

    Aaron Wasserman

    Michael Gung

    Joel Whipple